

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Nadeem Lila
President
Varca Ventures, Inc.
23 Kincora Grove, NW
Calgary, Alberta, Canada T3R OA4

> **Re: Varca Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2010**
> **File No. 333-166548**

Dear Mr. Lila

We have reviewed your registration statement and your response letter dated June 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file your next amendment without editing marks.

2. We note your response to prior comment 1. Please tell us whether you received cash from the 28 selling shareholders for the shares sold under Regulation S. Tell us whether the selling shareholders had any arrangements with your President, Mr. Lila, regarding the purchase price and the terms of the Regulation S offering. We may have further comment.

3. We note your response to prior comment 2. We also note that your reporting currency is the United States dollar. Please revise your disclosures throughout your registration statement to provide the reporting currency equivalent for all figures presented.

Property Description and Location, page 19

4. We note your response to comment 9 and re-issue the comment. In your response you state all information regarding adjacent properties has been removed, yet you disclose information regarding the Treasure Mountain Mine. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3710 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Kristen A. Baracy, Esq.